Guggenheim Strategic Opportunities Fund
2455 Corporate West Drive
Lisle, Illinois 60532

December 30, 2011

Richard Pfordte
Kimberly A. Browning
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	Guggenheim Strategic Opportunities Fund –
Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File Nos. 333-168044 and 811-21982)

Dear Sir and Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Strategic Opportunities Fund hereby requests acceleration of the effective date of the above-captioned Post Effective Amendment No. 1 to its Registration Statement so that it may become effective at 12:00 p.m., Eastern time, on Wednesday, January 4, 2012, or as soon as practical thereafter.

Sincerely,

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By:         /s/ Mark E. Mathiasen
   Mark E. Mathiasen
               Secretary